China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

VIA EDGAR

June 25, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	China SXT Pharmaceuticals, Inc.

Registration Statement on Form F-1/A

Initially Filed June 21, 2019

File No. 333-231839

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China SXT Pharmaceuticals, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on June 27, 2019, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Yao Shi
Yao Shi Chief Financial Officer